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August 23, 2012	Nathan Briggs
T +1 202 626 3909
F +1 202 383 9308
nathan.briggs@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                               Stone Harbor Emerging Markets Total Income Fund

Ladies and Gentlemen:

We are filing today via EDGAR, on behalf of Stone Harbor Emerging Markets Total Income Fund (the “Fund”), Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (File Nos. 333-182200, 811-22716) pursuant to the Securities Act of 1933, as amended (Amendment No. 1 pursuant to the Investment Company Act of 1940, as amended) (the “Amendment”).

This Amendment is being filed for the purposes of responding to comments from the Staff of the Securities and Exchange Commission and to make certain other changes.  A copy of the prospectus filed as part of the Amendment, marked to show changes from the prospectus previously filed, will be provided supplementally for your convenience.

No fees are required in connection with this filing.  Please direct any questions regarding this filing to me at (202) 626-3909.  Thank you for your attention in this matter.

Sincerely,

/s/ Nathan Briggs
Nathan Briggs

cc:	Adam J. Shapiro
Michael G. Doherty